AMENDED AND RESTATED
JOINT FIDELITY BOND AGREEMENT

This Amended and Restated Joint Fidelity Bond Agreement (the "Agreement") made this 17th day of August, 2022, among Bridges Investment Fund, Inc., a Nebraska corporation (hereinafter the "Fund"), Bridges Trust Company, a Nebraska corporation (hereinafter, "BTC"), Bridges Investment Management, Inc., a Nebraska corporation (hereinafter, "BIM"), and Bridges Investment Management, Inc. 401(k) Plan (hereinafter, “BIM 401(k) Plan”).

WITNESSETH

1. The Fund, BTC, BIM, and the BIM 401(k) Plan are jointly insured parties under the ICI Mutual Insurance Company fidelity bond (the "ICI Fidelity Bond"), which has provided coverage for the Fund and its affiliates since October 1, 1987. As of the date of this Agreement, the bond period is from May 1, 2022 through May 1, 2023 (the "Bond Period").

2. The purpose of this Agreement is to set forth the relationships among the parties, and particularly, to establish a mechanism for allocating the premium expenses on an appropriate and fair basis, and providing for an equitable and proportionate share of any recovery under the ICI Fidelity Bond, specifically as required for compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended ("SEC Rule 17g-1").

3. The Fund agrees to pay the same annual premium as the amount paid to ICI Mutual Insurance Company for the regulated investment management company bond for the applicable policy year and applicable minimum bond amount (based on the SEC Rule 17g-1 schedule as updated from time to time). The amount of the annual premium to be paid by the Fund for each Bond Period shall be determined by a resolution approved by the Fund's Board of Directors ("Fund Premium Amount").

4. BIM, on behalf of itself and its affiliates (BIM 401(k) Plan and BTC), will pay the premium for the ICI Fidelity Bond in excess of the Fund Premium Amount. The allocations of premium to be paid in excess of the Fund Premium Amount will be set annually when the total renewal premium statement is received from ICI Mutual Insurance Company.

5. Any losses incurred under the ICI Fidelity Bond will be handled in such a manner as to protect the Fund’s shareholders against any loss through the insured limits. In the event of a recovery under the ICI Fidelity Bond as a result of a loss sustained by the Fund and one or more other named insureds, all parties hereto agree that in accordance with SEC Rule 17g-1, the Fund shall receive an equitable and proportionate share of the recovery, but at a minimum an amount equal to the amount the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required under SEC Rule 17g-1. If there is a recovery in excess of the minimum insured coverage limit set forth in the preceding sentence, the Fund will recover or participate in a recovery in the same proportion or percentage as the Fund pays of the total annual renewal premium from the ICI Mutual Insurance Company for the ICI Fidelity Bond.

6. This Agreement shall remain in effect as long as the ICI Mutual Insurance Company is the primary fidelity bonding insurance carrier for the contracting parties. Subject to paragraph 8, this Agreement may be amended to restate principles of allocation of total premium costs or to redefine the principles of dividing the cost of losses or sharing the recovery proceeds from a prior loss to deliver equitable results to the contracting parties.

7. The members of the board of directors of the Fund, who are not "interested persons" (as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "Act")), will have the annual responsibility of reviewing the adequacy of the registered investment management company bond with respect to adequacy of coverages of the bond; the arrangements for protection of the Fund’s assets including the persons who have access to those assets; the approval of any premium paid for the bond or  any amendment thereto; and such other arrangements or factors they deem appropriate or that may be required by Federal or state statutes. Nothing in this Agreement shall be construed to abrogate or restrain the right of the members of the board of directors of the Fund, who are not "interested persons", or the actions of the complete board of directors of the Fund from exercising their independent duties and responsibilities as directors.

8. As the Fund's current investment adviser, BIM hereby agrees to indemnify the Fund and the other parties hereto for the amount of the deductible and any deposits required under the ICI Mutual Insurance Company Fidelity Bond and to maintain an escrow account in cash and/or cash equivalents in an amount equal to the deductible at all times.

9. The intent of this Agreement is to satisfy the requirements of SEC Rule 17g-1 under the Act. Any provision of this Agreement that conflicts with the requirements stated in SEC Rule 17g-1 shall be considered inoperative without diminishing the binding nature of the other provisions of this Agreement which shall continue to be in effect.

10. This instrument contains the entire agreement of the parties and shall supersede and replace any and all prior agreements and understandings between the parties hereto concerning the subject matter hereof.

Signature Page Following

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered effective as of the date and year first above written.

BRIDGES INVESTMENT FUND, INC.

By: /s/ Edson L. Bridges III
       Name:  Edson L. Bridges III
  Title:    President

BRIDGES INVESTMENT MANAGEMENT, INC.

By: /s/ Nicholas Wilwerding
       Name:  Nicholas Wilwerding
  Title:    President

BRIDGES TRUST COMPANY

By: /s/ Brian R. Miles
       Name:  Brian R. Miles
  Title:    Chairman of the Board

BRIDGES INVESTMENT MANAGEMENT, INC. 401(K) PLAN

By: /s/ Megan Knauf
       Name:  Megan Knauf
  Title:    Vice President, Secretary and Treasurer